FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/19/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2018 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: February 19, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2018 Results

Luxembourg, February 19, 2019 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2018.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in US dollars (USD) and metric tons.

Summary of Full Year 2018 Results

	FY 2018	FY 2017

Steel Shipments (tons)	12,951,000	11,597,000	12%
Iron Ore Shipments (tons)	3,616,000	3,551,000	2%
Net Sales (USD million)	11,454.8	9,700.3	18%
Operating Income (USD million)	2,108.4	1,456.8	45%
EBITDA[1] (USD million)	2,697.7	1,931.1	40%
EBITDA Margin (% of net sales)	23.6%	19.9%	364 bps
EBITDA per Ton[2] (USD)	208.3	166.5	25%
Net Income (USD million)	1,662.1	1,022.9	62%
Equity Holders' Net Income (USD million)	1,506.6	886.2	70%
Earnings per ADS[3] (USD)	7.67	4.51	70%

•	EBITDA of USD2.7 billion in 2018, a 40% year-over-year increase mainly as a result of higher EBITDA per ton and shipments.

•	Earnings per ADS of USD7.67, a year-over-year increase of USD3.16 per ADS.

•	Capital expenditures of USD520.3 million, up from USD409.4 million in 2017.

•	Free Cash Flow[4] of USD1.2 billion in 2018.

•	Net debt position[5] of USD1.7 billion at the end of December 2018, a USD1.0 billion decrease and equivalent to 0.6 times net debt to last twelve months EBITDA.

Operating income in 2018 was USD2.1 billion, the highest on record, reflecting strong steel market prices in Mexico and the consolidation of Ternium Brasil. Ternium Brasil enabled us to integrate our operations and at the same time was able to take advantage of a strong slab market in 2018. Compared to 2017, operating income in 2018 increased USD651.6 million, mainly due to 1.4 million-ton increase in steel shipments and USD47 increase in steel revenue per ton, partially offset by an USD11 increase in steel operating cost per ton6. The increase in steel volumes was the result of higher Other Market's shipments, due to the consolidation of Ternium Brasil's slab sales since September 2017, partially offset by a 155,000-ton decrease in the Southern Region and a 78,000-ton decrease in Mexico. The increase in steel cost per ton mainly reflected higher purchased slab and raw material costs, partially offset by higher integration in our operations.

Net income in 2018 was USD1.7 billion, reflecting the strength of our operations and a low effective tax rate. The effective tax rate in 2018 included a USD104.1 million tax gain due to the effect of an asset revaluation for tax purposes at Ternium's Argentine subsidiary. Compared to net income of USD1.0 billion in 2017, net income in 2018 increased USD639.2 million, mainly due to the above-mentioned higher operating income and low effective tax rate in 2018, and higher results from equity in earnings of Usiminas, partially offset by slightly higher net financial expenses.

Summary of Fourth Quarter 2018 Results

	4Q 2018	3Q 2018 [7]		4Q 2017

Steel Shipments (tons)	2,964,000	3,143,000	-6%	3,411,000	-13%
Iron Ore Shipments (tons)	857,000	914,000	-6%	875,000	-2%
Net Sales (USD million)	2,636.1	2,999.2	-12%	2,767.5	-5%
Operating Income (USD million)	382.7	708.9	-46%	350.0	9%
EBITDA[8] (USD million)	512.8	856.5	-40%	502.3	2%
EBITDA Margin (% of net sales)	19.5%	28.6%	-910 bps	18.2%	130 bps
EBITDA per Ton (USD)	173.0	272.5	-37%	147.3	17%
Income Tax Expense (USD million)	(55.8)	(80.8)	-31%	(138.7)	-60%
Net Income (USD million)	435.4	552.7	-21%	198.0	120%
Equity Holders' Net Income (USD million)	350.6	515.5	-32%	180.2	95%
Earnings per ADS (USD)	1.79	2.63	-32%	0.92	95%

•	EBITDA of USD512.8 million, 40% lower sequentially, with lower EBITDA margin and lower shipments.

•
Earnings per ADS of USD1.79, a sequential decrease of USD0.84 per ADS. EPADS in the fourth quarter 2018 included a non-recurrent tax gain of USD0.32 per ADS related to the effect of an asset revaluation for tax purposes at Ternium's Argentine subsidiary.

•	Free cash flow[9] in the fourth quarter 2018 of USD360.4 million after capital expenditures of USD164.6 million.

Ternium’s operating income in the fourth quarter 2018 was USD382.7 million, reflecting healthy operating margin and slightly weak shipments. Compared to record-high operating income in the third quarter, operating income in the fourth quarter 2018 decreased USD326.2 million mainly due to USD55 decrease in steel revenue per ton, USD31 increase in steel operating cost per ton, 179,000-ton decrease in steel shipments and USD34.6 million decrease in other products net sales. The increase in steel cost per ton mainly reflected higher purchased slab, raw material, energy and labor costs. The decrease in steel volume was the result of 136,000-ton decrease in Other Markets, mainly due to lower slab shipments to third parties, and 41,000-ton decrease in the Southern Region, reflecting lower steel demand in Argentina. The decrease in other products net sales was mainly related to seasonally lower electricity prices in Mexico.

Compared to the fourth quarter 2017, the company’s operating income in the fourth quarter 2018 increased USD32.7 million, due mainly to a USD94 increase in steel revenue per ton partially offset by 447,000-ton decrease in steel shipments, USD48 increase in the steel segment’s operating cost per ton and a USD64.5 million decrease in other products net sales. The decrease in steel volume was the result of 216,000-ton decrease in Other Markets, mainly due to lower slab shipments to third parties, 140,000-ton decrease in the Southern Region, reflecting lower steel demand in Argentina, and 91,000-ton decrease in Mexico. The increase in steel cost per ton mainly reflected higher purchased slab and raw material costs. The decrease in other products net sales was mainly related to an extraordinary gain in connection with a price adjustment of sales of electricity in Mexico in the prior-year period.

The company’s net income in the fourth quarter 2018 was USD435.4 million. This figure includes the above-mentioned tax gain in connection with the asset revaluation for tax purposes at Ternium's Argentine subsidiary. In addition, there was a gain in net financial results in the fourth quarter 2018, associated with the effect of the Argentine peso appreciation against the US dollar on Ternium Argentina’s US dollar financial position, and the effect of inflation on Ternium Argentina's short net monetary position in the period. Compared to net income of USD552.7 million in the third quarter 2018, net income in the fourth quarter 2018 decreased USD117.3 million mainly due to the decrease in operating income, partially offset by better financial results, higher results from equity in earnings of Usiminas and a slightly lower effective tax rate. The sequential improvement in financial results mainly reflected the above-mentioned effects on Ternium's Argentine subsidiary of the Argentine peso fluctuation against the U.S. dollar.

Relative to the prior-year-period, net income in the fourth quarter 2018 increased USD237.4 million, mainly due to the increase in operating income, better financial results, higher results from equity in earnings of Usiminas, and a lower effective tax rate. The year-over-year improvement in financial results mainly reflected the above-mentioned effects on Ternium's Argentine subsidiary of the Argentine peso fluctuation against the US dollar and of inflation adjustment, and Ternium's lower net indebtedness.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.12 per share (USD1.20 per ADS), or approximately USD235.5 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 6, 2019. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 14, 2019, with record-date of May 9, 2019.

Outlook

Looking ahead to 2019, global steel demand is expected to show slightly positive growth, and margins are expected to normalize in the steel industry after a very strong 2018. Global steel prices have been decreasing over the last few months, and the iron ore market has become more challenging with rising costs for steel makers. Under these market conditions, Ternium will continue working on increasing efficiency at its operations and reducing production costs with the aim of maintaining its consistent margin leadership in the Americas.
Global steel overcapacity continues to be a risk to fair trade, as steel production in China continues to increase and its economy is decelerating. Many countries around the world reacted to this situation, putting in place safeguard duties to prevent damage to their industries. This is causing a diversion of steel exports to less protected markets, something that was evidenced by the recent increase in Latin America's participation among China's main export destinations.
The expected ratification of the United States Mexico Canada Agreement (USMCA) in 2019 and the eventual agreement on section 232 import tariffs among the current NAFTA partners should help normalize steel trade flows in this region. This result would have a positive effect on Ternium’s business in Mexico, which is the company’s main steel market, as current trade conditions are placing undue strain on the Mexican market. In 2019, expectations of growth in the United States should create a healthy environment for the

Mexican manufacturing industry, although weak public and private investment in Mexico will continue to negatively affect the country’s construction market.
Ternium expects EBITDA to decrease slightly in the first quarter 2019 compared to the fourth quarter 2018 as a result of lower margin partially offset by higher shipments, with an increased participation of slabs in the sales mix. The company anticipates EBITDA per ton to sequentially decrease in the first quarter 2019 mainly due to lower revenue per ton in Mexico, after the reset of industrial customer contract prices and slightly lower prices in the spot market, while cost per ton should remain relatively stable.

Analysis of Full Year 2018 Results

Net income attributable to Ternium’s equity owners in 2018 was USD1.5 billion, compared to USD886.2 million in 2017. Including non-controlling interest, net income for 2018 was USD1.7 billion, compared to net income of USD1.0 billion in 2017. Earnings per ADS in 2018 were USD7.67, compared to earnings of USD4.51 in 2017.
Net sales in 2018 were USD11.5 billion, 18% higher than net sales in the 2017. The following table outlines Ternium’s consolidated net sales for 2018 and 2017:

	Net Sales (million USD)
	FY 2018	FY 2017	Dif.
Mexico	6,134.0	5,378.6	14%
Southern Region	1,933.4	2,313.6	-16%
Other Markets	3,023.6	1,699.0	78%
Total steel products net sales	11,091.0	9,391.2	18%
Other products[1]	362.4	309.1	17%
Steel segment net sales	11,453.4	9,700.3	18%

Mining segment net sales	282.0	271.5	4%
Intersegment eliminations	(280.6)	(271.4)
Net sales	11,454.8	9,700.3	18%
[1]The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD8.5 billion in 2018, an increase of USD1.1 billion compared to 2017. This was principally due to a USD883.5 million, or 15%, increase in raw material and consumables used, mainly reflecting a 12% increase in steel shipments and higher raw material and purchased slab costs, partially offset by lower energy costs; and to a USD196.8 million increase in other costs, mainly including a USD108.1 million increase in depreciation of property, plant and equipment due to the full consolidation of Ternium Brasil and the effect of inflation adjustment in Argentina, a USD47.6 million increase in services and fees, and a USD39.1 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in 2018 were USD876.8 million, or 7.7% of net sales, an increase of USD52.5 million compared to SG&A expenses in 2017 mainly due to higher freight and transportation expenses and labor costs, partially offset by lower services and fees expenses.

Other net operating income in 2018 was a USD13.7 million gain, compared to a USD16.2 million loss in the 2017. Other net operating income in 2018 included a recovery of tax credit in Ternium Brasil.

Operating income in 2018 was USD2.1 billion, or 18.4% of net sales, compared to operating income of USD1.5 billion, or 15.0% of net sales, in 2017. The following table outlines Ternium’s operating income by segment for 2018 and 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Net Sales	11,453.4	9,700.3	282.0	271.5	(280.6)	(271.4)	11,454.8	9,700.3
Cost of sales	(8,524.9)	(7,465.8)	(239.9)	(212.9)	281.5	275.6	(8,483.3)	(7,403.0)
SG&A expenses	(860.9)	(811.5)	(15.9)	(12.8)	—	—	(876.8)	(824.2)
Other operating income (expense), net	12.9	(17.0)	0.7	0.8	—	—	13.7	(16.2)
Operating income	2,080.6	1,406.0	26.9	46.6	0.8	4.1	2,108.4	1,456.8

EBITDA	2,618.5	1,830.5	78.3	96.4	0.8	4.1	2,697.7	1,931.1

Steel reporting segment

The steel segment’s operating income was USD2.1 billion in 2018, an increase of USD674.6 million compared to the operating income in 2017, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in 2018 increased 18% compared to 2017, reflecting a 1.4 million-ton increase in shipments and a USD47 increase in steel revenue per ton. Shipments increased 12% year-over-year mainly due to higher shipments in Other Markets, due to the consolidation of Ternium Brasil since September 2017, partially offset by lower shipments in Southern Region, reflecting lower demand for steel products, and slightly lower shipments in Mexico. Revenue per ton in 2018 was higher than in the previous year as a result of higher steel prices in Ternium Mexico and in Other Markets. Although steel prices in Southern Region were relatively stable year-over-year, revenue per ton decreased due to the effect of inflation adjustment.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	FY 2018	FY 2017	Dif.	FY 2018	FY 2017	Dif.	FY 2018	FY 2017	Dif.
Mexico	6,134.0	5,378.6	14%	6,544.8	6,622.8	-1%	937	812	15%
Southern Region	1,933.4	2,313.6	-16%	2,301.1	2,456.0	-6%	840	942	-11%
Other Markets	3,023.6	1,699.0	78%	4,105.2	2,517.7	63%	737	675	9%

Total steel products	11,091.0	9,391.2	18%	12,951.1	11,596.6	12%	856	810	6%
Other products[1]	362.4	309.1	17%

Steel segment	11,453.4	9,700.3	18%
[1] The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 13% due to the above-mentioned 12% increase in shipment volumes and a 2% increase in operating cost per ton.

Mining reporting segment

The mining segment’s operating income was a gain of USD26.9 million in 2018, lower than a gain of USD46.6 million in 2017, reflecting higher operating cost, partially offset by higher iron ore sales.

Net sales of mining products in 2018 were 4% higher than those in 2017, reflecting a 2% increase in shipments and a 2% increase in revenue per ton.

	Mining segment
	FY 2018	FY 2017	Dif.
Net Sales (million USD)	282.0	271.5	4%
Shipments (thousand tons)	3,616.3	3,551.1	2%
Revenue per ton (USD/ton)	78	76	2%

Operating cost increased 13% year-over-year mainly due to 11% increase in operating cost per ton and the above -mentioned 2% increase in shipment volumes.

EBITDA in 2018 was USD2.7 billion, or 23.6% of net sales, compared to USD1.9 billion, or 19.9% of net sales, in 2017.

Net financial results were USD179.6 million loss in 2018, compared to USD165.1 million loss in 2017. During 2018, Ternium’s net financial interest results totaled a loss of USD109.9 million, compared with a loss of USD95.2 million in 2017, reflecting higher average indebteness and a lower average cost of debt.

Net foreign exchange results included a USD112.2 million negative year-over-year difference mainly related to the effect of the fluctuations of the Argentine and Mexican peso against the US dollar. In 2018, the Argentine peso depreciated 51% against the US dollar compared to 15% in 2017, resulting in a non-cash negative impact in Ternium Argentina’s US dollar financial position (which applies the Argentine peso as functional currency).

Change in fair value of financial instruments included in net financial results was a USD99.3 million loss in 2018 compared to a USD3.1 million gain in 2017. The loss in 2018 was mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt and currency derivatives in Mexico.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of USD191.4 million as a result of the application of IAS 29 from 2018.

Equity in results of non-consolidated companies was a gain of USD102.8 million in 2018, compared to a gain of USD68.1 million in 2017 mainly due to better results from Ternium's investment in Usiminas.

Income tax expense in 2018 was USD369.4 million, or 18% of income before income tax, compared to an income tax expense of USD336.9 million, or 25% of income before income tax in 2017. The unusually low effective tax rate in 2018 was mainly the result of a USD104.1 million tax gain related to the effect of an asset revaluation for tax purposes at Ternium's Argentine subsidiary. In 2017, the effective tax rate included a non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the US dollar during the year which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in 2018 was USD155.5 million, compared to a net gain of USD136.7 million in 2017.

Analysis of Fourth Quarter 2018 Results

Net gain attributable to Ternium’s equity owners in the fourth quarter 2018 was USD350.6 million, compared to net gain attributable to Ternium’s equity owners of USD180.2 million in the fourth quarter 2017. Including non-controlling interest, net gain for the fourth quarter 2018 was USD435.4 million, compared to net gain of USD198.0 million in the fourth quarter 2017. Earnings per ADS in the fourth quarter 2018 were USD1.79, compared to earnings per ADS of USD0.92 in the fourth quarter 2017.
Net sales in the fourth quarter 2018 were USD2.6 billion, or 5% lower than net sales in the fourth quarter 2017. The following table outlines Ternium’s consolidated net sales for the fourth quarter 2018 and the fourth quarter 2017:

	Net Sales (million USD)
	4Q 2018	4Q 2017	Dif.
Mexico	1,439.9	1,306.0	10%
Southern Region	474.3	619.9	-23%
Other Markets	653.3	708.8	-8%
Total steel products net sales	2,567.5	2,634.8	-3%
Other products[1]	68.2	132.7	-49%
Steel segment net sales	2,635.7	2,767.5	-5%

Mining segment net sales	71.9	69.0	4%
Intersegment eliminations	(71.5)	(69.0)
Net sales	2,636.1	2,767.5	-5%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD2.1 billion in the fourth quarter 2018, a decrease of USD111.1 million compared to the fourth quarter 2017. This was principally due to a USD75.4 million, or 5%, decrease in raw material and consumables used, mainly reflecting a 13% decrease in steel shipment volumes partially offset by higher raw material and purchased slabs costs; and to a USD35.6 million decrease in other costs, mainly including a USD31.0 million decrease in labor costs and a USD11.5 decrease in maintenance expense partially offset by a USD15.2 increase in depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2018 were USD202.0 million, or 7.7% of net sales, a decrease of USD49.7 million compared to SG&A expenses in the fourth quarter 2017, mainly due to lower amortization of intangible assets.

Operating income in the fourth quarter 2018 was USD382.7 million, or 14.5% of net sales, compared to operating income of USD350.0 million, or 12.6% of net sales in the fourth quarter 2017. The following table outlines Ternium’s operating income by segment for the fourth quarter 2018 and fourth quarter 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2018	4Q 2017	4Q 2018	4Q 2017	4Q 2018	4Q 2017	4Q 2018	4Q 2017
Net Sales	2,635.7	2,767.5	71.9	69.0	(71.5)	(69.0)	2,636.1	2,767.5
Cost of sales	(2,058.1)	(2,183.8)	(69.9)	(55.9)	68.1	68.8	(2,059.9)	(2,170.9)
SG&A expenses	(198.1)	(248.0)	(3.9)	(3.7)	—	—	(202.0)	(251.7)
Other operating income, net	8.5	5.1	—	0.0	—	—	8.5	5.1
Operating income (expense)	388.0	340.7	(2.0)	9.4	(3.4)	(0.2)	382.7	350.0

EBITDA	506.7	479.7	9.5	22.8	(3.4)	(0.2)	512.8	502.3

Steel reporting segment

The steel segment’s operating income was USD388.0 million in the fourth quarter 2018, an increase of USD47.3 million compared to the fourth quarter 2017 mainly as a result of higher revenue per ton, partially offset by lower shipments, higher operating cost per ton and USD42.7 million non-recurring gain related to sales of electricity in Mexico in the prior-year period.

Net sales of steel products in the fourth quarter 2018 decreased 3% compared to the fourth quarter 2017, reflecting a 447,000-ton decrease in shipments partially offset by higher revenue per ton. Revenue per ton increased 12% mainly reflecting higher realized steel prices in Mexico and Other Markets. Shipments decreased 13% year-over-year due to lower volumes in Other Markets, mainly as a result of lower slab shipments to third parties, lower shipments in the Southern Region, reflecting decreased demand for steel products, and slightly lower shipments in Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	4Q 2018	4Q 2017	Dif.	4Q 2018	4Q 2017	Dif.	4Q 2018	4Q 2017	Dif.
Mexico	1,439.9	1,306.0	10%	1,523.4	1,614.4	(6)%	945	809	17%
Southern Region	474.3	619.9	(23)%	505.1	645.2	(22)%	939	961	(2)%
Other Markets	653.3	708.8	(8)%	935.2	1,151.2	(19)%	699	616	13%

Total steel products	2,567.5	2,634.8	(3)%	2,963.6	3,410.8	(13)%	866	772	12%
Other products[1]	68.2	132.7	(49)%

Steel segment	2,635.7	2,767.5	(5)%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost decreased 7% due to the above-mentioned 13% decrease in shipments offset by a 7% increase in cost per ton.

Mining reporting segment

The mining segment’s operating income was a loss of USD2.0 million in the fourth quarter 2018, compared to a gain of USD9.4 million in the fourth quarter 2017, mainly reflecting higher operating costs.

Net sales of mining products in the fourth quarter 2018 were 4% higher than those in the fourth quarter 2017 as a result of a 6% increase in revenue per ton, partially offset by a 2% decrease in shipments.

	Mining segment
	4Q 2018	4Q 2017	Dif.
Net Sales (million USD)	71.9	69.0	4%
Shipments (thousand tons)	856.9	874.8	(2)%
Revenue per ton (USD/ton)	84	79	6%

Operating cost increased 24% year-over-year, mainly due to an increase of 26% in operating cost per ton, partially offset by the above-mentioned 2% decrease in shipments.

EBITDA in the fourth quarter 2018 was USD512.8 million, or 19.5% of net sales, compared to USD502.3 million, or 18.2% of net sales, in the fourth quarter 2017.

Net financial results were a gain of USD60.7 million in the fourth quarter 2018, compared to a USD29.3 million loss in the fourth quarter 2017. During the fourth quarter 2018, Ternium’s net financial interest results totaled a loss of USD23.8 million, compared to a loss of USD34.8 million in the fourth quarter 2017, reflecting lower average indebtedness.

Net foreign exchange results were a gain of USD29.7 million in the fourth quarter 2018 compared to a gain of USD19.5 million in the fourth quarter 2017. The gain in the fourth quarter 2018 was mainly due to the positive non-cash impact of the Argentine peso’s 9% appreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which applies the Argentine peso as functional currency) and the positive impact of the Mexican peso's 4% depreciation against the US dollar on a net short local currency position in Ternium's Mexican subsidiaries. Change in fair value of financial instruments included in net financial results was a USD3.8 million gain in the fourth quarter 2018 compared to a USD9.2 million loss in the fourth quarter 2017.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of USD45.1 million as a result of the application of IAS 29 from 2018.

Equity in results of non-consolidated companies was a gain of USD47.8 million in the fourth quarter 2018, compared to a gain of USD16.0 million in the fourth quarter 2017 mainly due to higher results from Ternium's investment in Usiminas partially compensated by lower results in Techgen.

Income tax expense in the fourth quarter 2018 was USD55.8 million, or 11% of income before income tax expense, compared to an income tax expense of USD138.7 million in the fourth quarter 2017, or 41% of income before income tax expense. The unusually low effective tax rate in the fourth quarter 2018 was mainly the result of a USD104.1 million tax gain related to the effect of an asset revaluation for tax purposes at Ternium's Argentine subsidiary. In addition, effective tax rates in these periods included a non-cash charge on deferred taxes due to the 4% and 8% devaluation of the Mexican peso against the U.S. dollar during the fourth quarter 2018 and fourth quarter 2017, respectively, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the fourth quarter 2018 was USD84.9 million, compared to net gain of USD17.8 million in the same period in 2017.

Cash Flow and Liquidity

Net cash provided by operating activities in the full year 2018 was USD1.7 billion. Working capital increased by USD228.6 million in the full year 2018 as a result of a USD186.4 million increase in inventories and an aggregate USD114.7 million net increase in trade and other receivables, partially offset by an aggregate USD72.6 million increase in accounts payable and other liabilities. The inventory value increase in the full year 2018 was mainly due to USD159.5 million higher volume and price of raw materials, supplies and other; and net USD90.5 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; partially offset by USD63.6 million net lower steel volume.

Capital expenditures in the full year 2018 were USD520.3 million, USD110.8 million higher than in the full year 2017 including the effect of the consolidation of Ternium Brasil since September 2017. The main investments carried out during the full year 2018 included those made for new hot-rolling, hot-dipped galvanizing and pre-painting production capacity in the company’s Pesquería industrial center, improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and those made in Peña Colorada’s iron ore operations.

In the full year 2018, Ternium's free cash flow7 was USD1.2 billion. During the year, the company lent USD24.5 million to its non-consolidated company Techgen. Net repayment of borrowings in the full year 2018 reached USD1.1 billion. Net dividends paid to shareholders were USD215.9 million and net dividends paid by subsidiaries to non-controlling interest were USD20.9 million. As of December 31, 2018, Ternium’s net debt position8 was USD1.7 billion.

Net cash provided by operating activities in the fourth quarter 2018 was USD525.0 million. Working capital decreased by USD190.4 million in the fourth quarter 2018 as a result of an aggregate USD138.5 million net decrease in trade and other receivables and USD126.1 million decrease in inventories, partially offset by an aggregate USD74.1 million decrease in accounts payable and other liabilities. The decrease in inventory value in the fourth quarter 2018 was mainly due to net USD100.2 million lower steel volume; USD17.8 million lower volume and price of raw materials and supplies; and net USD8.1 million lower costs of slabs, goods in process and finished goods. In the fourth quarter 2018, Ternium's free cash flow9 was USD360.4 million.

Conference Call and Webcast

Ternium will host a conference call on February 20, 2019, at 8:30 a.m. ET in which management will discuss fourth quarter and full year 2018 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	EBITDA in 2018 equals operating income of USD2.1 billion adjusted to exclude depreciation and amortization of USD589.3 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[4]	Free cash flow in 2018 equals net cash provided by operating activities of USD1.7 billion less capital expenditures of USD520.3 million.

[5]	Net debt position at December 31, 2018 equals borrowings of USD2.0 billion less cash and equivalents plus other investments of USD0.3 billion.

[6]	Steel operating cost per ton is equal to steel cost of sales plus steel SG&A, divided by shipments.
7 Figures for the third quarter 2018 have been adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

[8]	EBITDA in the fourth quarter 2018 equals operating income of USD382.7 million adjusted to exclude depreciation and amortization of USD130.1 million.

[9]	Free cash flow in the fourth quarter 2018 equals net cash provided by operating activities of USD525.0 million less capital expenditures of USD164.6 million.

Consolidated Income Statement

USD million	4Q 2018	4Q 2017	FY 2018	FY 2017
	(Unaudited)
Net sales	2,636.1	2,767.5	11,454.8	9,700.3
Cost of sales	(2,059.9)	(2,170.9)	(8,483.3)	(7,403.0)
Gross profit	576.3	596.6	2,971.5	2,297.3
Selling, general and administrative expenses	(202.0)	(251.7)	(876.8)	(824.2)
Other operating income (expenses), net	8.5	5.1	13.7	(16.2)
Operating income	382.7	350.0	2,108.4	1,456.8

Finance expense	(29.6)	(39.9)	(131.2)	(114.6)
Finance income	5.8	5.1	21.2	19.4
Other financial income (expenses), net	84.5	5.5	(69.6)	(69.9)
Equity in earnings of non-consolidated companies	47.8	16.0	102.8	68.1
Profit before income tax expense	491.3	336.7	2,031.6	1,359.8
Income tax expense	(55.8)	(138.7)	(369.4)	(336.9)
Profit for the period	435.4	198.0	1,662.1	1,022.9

Attributable to:
Owners of the parent	350.6	180.2	1,506.6	886.2
Non-controlling interest	84.9	17.8	155.5	136.7
Profit for the period	435.4	198.0	1,662.1	1,022.9

Consolidated Statement of Financial Position

USD million	December 31, 2018	December 31, 2017

Property, plant and equipment, net	5,817.6	5,349.8
Intangible assets, net	1,012.5	1,092.6
Investments in non-consolidated companies	495.2	478.3
Deferred tax assets	134.2	121.1
Receivables, net	649.4	677.3
Trade receivables, net	4.8	4.8
Derivative financial instruments	0.8	—
Other investments	7.2	3.4
Total non-current assets	8,121.8	7,727.3

Receivables, net	309.8	362.2
Derivative financial instruments	0.8	2.3
Inventories, net	2,689.8	2,550.9
Trade receivables, net	1,128.5	1,006.6
Other investments	44.5	132.7
Cash and cash equivalents	250.5	337.8
Total current assets	4,423.9	4,392.5

Non-current assets classified as held for sale	2.1	2.8

Total assets	12,547.9	12,122.6

Capital and reserves attributable to the owners of the parent	6,393.3	5,010.4
Non-controlling interest	1,091.3	842.3

Total Equity	7,484.6	5,852.8

Provisions	644.0	768.5
Deferred tax liabilities	474.4	513.4
Other liabilities	414.5	373.0
Trade payables	0.9	2.3
Financial Lease liabilities	65.8	69.0
Borrowings	1,637.1	1,716.3
Total non-current liabilities	3,236.8	3,442.5

Current income tax liabilities	150.3	52.9
Other liabilities	351.2	357.0
Trade payables	904.2	897.7
Derivative financial instruments	13.0	6.0
Financial Lease liabilities	8.0	8.0
Borrowings	399.9	1,505.6
Total current liabilities	1,826.5	2,827.3

Total liabilities	5,063.3	6,269.8

Total equity and liabilities	12,547.9	12,122.6

Consolidated Statement of Cash Flows

USD million	4Q 2018	4Q 2017	FY 2018	FY 2017
	(Unaudited)

Profit for the period	435.4	198.0	1,662.1	1,022.9

Adjustments for:
Depreciation and amortization	130.1	152.4	589.3	474.3
Equity in earnings of non-consolidated companies	(47.8)	(16.0)	(102.8)	(68.1)
Changes in provisions	(9.0)	0.9	(7.7)	2.8
Net foreign exchange results and others	(96.4)	(48.6)	(5.8)	70.9
Interest accruals less payments	(0.1)	11.6	(13.0)	19.5
Income tax accruals less payments	(77.7)	43.6	(154.4)	(273.4)
Changes in working capital	190.4	(309.7)	(228.6)	(865.0)

Net cash provided by operating activities	525.0	32.1	1,739.3	383.9

Capital expenditures	(164.6)	(126.5)	(520.3)	(409.4)
Proceeds from the sale of property, plant & equipment	0.3	0.4	0.9	1.1
Acquisition of business
Purchase consideration	—	—	—	(1,891.0)
Cash acquired	—	—	—	278.2
Dividends received from non-consolidated companies	—	—	—	0.1
Loans to non-consolidated companies	—	—	(24.5)	(23.9)
Decrease in Other Investments	28.2	24.5	86.9	15.0

Net cash used in investing activities	(136.1)	(101.7)	(457.0)	(2,030.0)

Dividends paid in cash to company's shareholders	—	—	(215.9)	(196.3)
Dividends paid in cash to non-controlling interest	(3.8)	—	(20.9)	(30.6)
Financial Lease Payments	(2.6)	(3.1)	(7.6)	(4.2)
Proceeds from borrowings	83.5	426.9	1,188.7	3,239.1
Repayments of borrowings	(614.5)	(399.6)	(2,266.6)	(1,205.8)

Net cash (used in) provided by financing activities	(537.3)	24.3	(1,322.3)	1,802.3

(Decrease) Increase in cash and cash equivalents	(148.5)	(45.3)	(40.0)	156.2

	Shipments				Shipments
Thousand tons	4Q 2018	3Q 2018	2Q 2018	1Q 2018	FY 2018	FY 2017

Mexico	1,523.4	1,525.2	1,721.7	1,774.5	6,544.8	6,622.8
Southern Region	505.1	546.5	604.2	645.3	2,301.1	2,456.0
Other Markets	935.2	1,071.3	995.8	1103.0	4,105.2	2517.7
Total steel segment	2,963.6	3,143.0	3,321.6	3,522.8	12,951.1	11,596.6

Total mining segment	856.9	914.5	915.6	929.3	3,616.3	3,551.1

	Revenue / ton				Revenue /ton
USD/ton	4Q 2018	3Q 2018	2Q 2018	1Q 2018	FY 2018	FY 2017

Mexico	945	997	963	854	937	812
Southern Region	939	928	792	734	840	942
Other Markets	699	810	781	657	737	675
Total steel segment	866	921	877	770	856	810

Total mining segment	84	73	81	75	78	76

	Net Sales				Net Sales
USD million	4Q 2018	3Q 2018	2Q 2018	1Q 2018	FY 2018	FY 2017

Mexico	1,439.9	1,521.3	1,657.4	1,515.4	6,134.0	5,378.6
Southern Region	474.3	506.9	478.5	473.6	1,933.4	2,313.6
Other Markets	653.3	867.9	778.0	724.4	3,023.6	1,699.0
Total steel products	2,567.5	2,896.2	2,913.9	2,713.4	11,091.0	9,391.2
Other products[1]	68.2	102.8	107.9	83.4	362.4	309.1
Total steel segment	2,635.7	2,999.0	3,021.8	2,796.9	11,453.4	9,700.3

Total mining segment	71.9	66.6	73.7	69.7	282.0	271.5

Total steel and mining segments	2,707.6	3,065.6	3,095.6	2,866.6	11,735.4	9,971.7

Intersegment eliminations	(71.5)	(66.4)	(73.1)	(69.6)	(280.6)	(271.4)

Total net sales	2,636.1	2,999.2	3,022.4	2,797.0	11,454.8	9,700.3
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Consolidated Income Statements adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

USD million	3Q 2018	2Q 2018	1Q 2018
	(Unaudited)
Net sales	2,999.2	3,022.4	2,797.0
Cost of sales	(2,078.3)	(2,212.4)	(2,132.7)
Gross profit	920.9	810.0	664.3
Selling, general and administrative expenses	(216.9)	(234.0)	(223.8)
Other operating income (expenses), net	4.9	(5.5)	5.8
Operating income	708.9	570.5	446.2

Finance expense	(40.1)	(31.3)	(30.1)
Finance income	5.1	5.3	4.9
Other financial expenses, net	(63.0)	(67.4)	(23.8)
Equity in earnings of non-consolidated companies	22.6	12.4	20.0
Profit before income tax expense	633.6	489.5	417.3
Income tax expense	(80.8)	(192.2)	(40.6)
Profit for the period	552.7	297.3	376.7

Attributable to:
Owners of the parent	515.5	301.7	338.9
Non-controlling interest	37.2	(4.4)	37.8
Profit for the period	552.7	297.3	376.7

EBITDA[1]	856.5	724.9	603.5

[1]
EBITDA equals operating income of USD709 million in the third quarter 2018, USD571 million in the second quarter 2018 and USD446 million in the first quarter 2018, adjusted to exclude depreciation and amortization of USD148 million, USD154 million and USD157 million, respectively.

Ternium applied IAS 29 as from July 1, 2018 to the financial reporting of its subsidiaries and associates located in Argentina, and adjusted accordingly the previously reported figures for the previous quarters of 2018.